




2010

SECOND QUARTER RESULTS

- **Stock Listing Information**
  NYSE (ADS)
  Ticker: CX
  MEXICAN STOCK EXCHANGE
  Ticker: CEMEXCPO
  Ratio of CEMEXCPO TO CX = 10:1

- **Investor Relations**
  In the United States
  1 877 7CX NYSE
  In Mexico
  52 (81) 8888 4292
  E-Mail
  ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	32,368	32,768	(1%)		17,923	17,381	3%	
Consolidated ready-mix volume (thousand cubic meters)	24,287	27,073	(10%)		13,530	14,226	(5%)	
Consolidated aggregates volume (thousand metric tons)	75,592	82,550	(8%)		43,090	45,104	(4%)	
Net sales	6,804	7,243	(6%)	(9%)	3,762	3,877	(3%)	(2%)
Gross profit	1,948	2,156	(10%)	(14%)	1,128	1,196	(6%)	(6%)
Gross profit margin	28.6%	29.8%	(1.2%)		30.0%	30.8%	(0.8%)	
Operating income	443	678	(35%)	(42%)	295	383	(23%)	(27%)
Operating income margin	6.5%	9.4%	(2.9%)		7.8%	9.9%	(2.1%)	
Net income (loss) from continuing operations	(642)	101	N/A		(301)	173	N/A	
Operating EBITDA	1,179	1,425	(17%)	(22%)	664	762	(13%)	(14%)
Operating EBITDA margin	17.3%	19.7%	(2.4%)		17.7%	19.6%	(1.9%)	
Free cash flow after maintenance capital expenditures	16	560	(97%)		187	456	(59%)	
Free cash flow	(38)	274	N/A		161	323	(50%)	
Net debt plus perpetual notes	17,129	21,201	(19%)		17,129	21,201	(19%)	
Total debt	16,587	19,098	(13%)		16,587	19,098	(13%)	
Total debt plus perpetual notes	17,877	22,122	(19%)		17,877	22,122	(19%)	
Earnings (loss) per ADS	(0.65)	0.22	N/A		(0.31)	0.23	N/A	
Fully diluted earnings (loss) per ADS	(0.60)	0.22	N/A		(0.29)	0.23	N/A	
Average ADSs outstanding	998.3	810.5	23%		998.4	810.1	23%	
Employees	46,794	50,034	(6%)		46,794	50,034	(6%)	

This information does not include Australian operations for 2009. Please see page 17 on this report for additional information.

In millions of U.S. dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end of quarter CPO-equivalent units outstanding.

* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the second quarter of 2010 decreased to US$3,762 million, representing a decrease of 3% compared with those of the second quarter of 2009, or a decrease of 2% adjusting for currency fluctuations. The decrease in sales was due to a lower contribution mainly from our U.S. and European operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales increased 0.8 percentage points to 70.0% from 69.2% during the second quarter of 2009. **Selling, general, and administrative (SG&A)** expenses as a percentage of net sales increased 1.2 percentage points during the quarter compared with the same period last year, from 21.0% to 22.2%. The increase in expenses as a percentage of sales is mainly the result of lesser economies of scale due to lower volumes. SG&A expenses were also affected by higher transportation costs, which were partially offset by savings from our cost-reduction initiatives.

Operating EBITDA decreased 13% during the second quarter of 2010 compared with the same period last year, to US$664 million. The decrease was due mainly to lower contributions from our U.S. and European operations. Adjusting for divestments and currency fluctuations, operating EBITDA declined 14%. **Operating EBITDA margin** decreased 1.9 percentage points, from 19.6% in the second quarter of 2009 to 17.7% this quarter.

Other expenses, net, for the quarter were US$96 million, which included severance payments, results from the sale of assets, and the amortization of fees related to the early redemption of debt.

Exchange gain (loss) net, for the quarter was a loss of US$101 million, resulting mainly from the depreciation of the Euro against the U.S. dollar.

Gain (loss) on financial instruments for the quarter was a loss of US$43 million, resulting mainly from negative contributions from equity derivatives related to CEMEX and Axtel shares.

Net income (loss) from continuing operations was a loss of US$301 million in the second quarter of 2010 versus a gain of US$173 million in the second quarter of 2009 due to lower operating income, higher financial expenses, a higher loss on financial instruments and foreign exchange losses; the loss was mitigated by a gain on financial income.

Total debt plus perpetuals notes decreased US$1,581 million, reflecting prepayments under the Financing Agreement, a positive conversion effect during the quarter, as well as a reduction in debt resulting from the exchange of our perpetual debentures for new senior secured notes.

MEXICO

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	1,665	1,624	3%	(6%)	923	853	8%	3%
Operating EBITDA	579	613	(5%)	(14%)	321	326	(2%)	(6%)
Operating EBITDA margin	34.8%	37.7%			34.8%	38.3%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(8%)	(5%)	(16%)	(10%)	(13%)	(12%)
Price (US)	9%	5%	11%	8%	22%	19%
Price (local currency)	(1%)	0%	1%	3%	12%	14%

Domestic gray cement volumes for our Mexican operations decreased 5% during the second quarter versus the same period last year, while ready-mix volumes decreased 10% over the same period. For the first six months of the year, domestic gray cement volumes decreased 8% while ready-mix volumes decreased 16% versus the comparable periods a year ago.

The decline in volumes for the quarter is the result of low levels of construction activity from the infrastructure and formal-residential segments. Tight credit conditions for housing developers persist, negatively affecting overall construction spending. After a long period of contraction, the industrial-and-commercial sector has started to evidence growth. The self-construction sector contracted slightly during the quarter.

UNITED STATES

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	1,236	1,472	(16%)	(16%)	684	746	(8%)	(8%)
Operating EBITDA	(7)	102	N/A	N/A	17	70	(76%)	(76%)
Operating EBITDA margin	(0.6%)	6.9%			2.4%	9.4%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	8%	(6%)	3%	(6%)	(2%)
Price (US)	(8%)	(7%)	(14%)	(13%)	(4%)	(1%)
Price (local currency)	(8%)	(7%)	(14%)	(13%)	(4%)	(1%)

Domestic gray cement and ready-mix volumes for CEMEX's operations in the United States increased 8% and 3% respectively, while our aggregates volumes decreased 2%, during the second quarter versus the same period of 2009. For the first half of the year, domestic gray cement, ready-mix, and aggregates volumes decreased 1%, 6%, and 6%, respectively, versus the comparable period last year. On a like-to-like basis for the ongoing operations, adjusting for the sale of quarries in Nebraska, Wyoming and Utah done in June last year, aggregates volumes increased 3% during the quarter, and decreased 2% for the first half of the year versus the comparable periods last year.

Infrastructure spending during the quarter improved. Investments in streets and highways was driven by funds from the ARRA stimulus package and SAFETEA-LU. The expiration of the Home-buyer Tax Credit affected demand for residential units. Additionally, heightened uncertainty in the financial markets has adversely affected consumer and business confidence. We continued to see declining activity in the industrial-and-commercial sector during the quarter.

EUROPE

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	2,274	2,522	(10%)	(10%)	1,311	1,464	(10%)	(4%)
Operating EBITDA	163	241	(32%)	(32%)	158	204	(22%)	(16%)
Operating EBITDA margin	7.2%	9.5%			12.0%	13.9%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(13%)	(6%)	(10%)	(4%)	(9%)	(4%)
Price (US)	(5%)	(11%)	(5%)	(10%)	(1%)	(7%)
Price (local currency)	(5%)	(5%)	(2%)	(2%)	2%	1%

CEMEX's domestic gray cement volumes in Spain decreased 23% during the second quarter of 2010 compared with the same period last year. Ready-mix volumes decreased 21% during the quarter versus the comparable period a year ago. For the first half of the year, domestic gray cement volumes decreased 27% while ready-mix volumes declined by 25%. During the quarter, volumes continued to be affected by the challenging economic situation, especially in Levante and Centro regions. Construction activity from the residential sector is stagnant and at an exceptionally low level, affected by the limited financing and high inventory levels. Additionally, construction spending on infrastructure projects has been very limited given the lack of financial resources.

Domestic gray cement and aggregates volumes for our United Kingdom operations increased 4% and 1%, respectively, while ready-mix volumes decreased 5% during the quarter versus the same period in 2009. For the first six months of the year our domestic gray cement, ready-mix, and aggregates volumes decreased 1%, 8%, and 2%, respectively, versus the comparable period in the previous year. The residential sector showed a slight improvement during the quarter. Activity from the public sector remains at low levels as construction financing is shrinking and delay of new projects continues. The current economic environment continues to affect the overall performance of the industrial-and-commercial sector.

In France, our ready-mix and aggregates volumes increased 2% and decreased 4%, respectively, during the quarter versus the comparable period in 2009. For the first six months of the year, ready-mix and aggregates volumes decreased 6% and 8%, respectively, versus the same period in 2009. Activity from the residential sector showed an upward trend, benefited by sustained tax incentives. All other demand segments, however, continue to be depressed. The infrastructure sector continues to depend on public construction spending related to the government's stimulus plan. Demand from the industrial-and-commercial sector continues to be very weak.

In CEMEX's operations in Germany, domestic gray cement volumes increased 5% during the quarter and decreased 5% during the first half of the year versus the same periods last year. Construction spending in the residential sector benefited from historical low interest rates and shrinking unemployment. Activity from the infrastructure sector started to moderate after increased activity during the first quarter of 2010 supported by the government's stimulus packages. The industrial-and-commercial sector continues to experience a stabilizing trend.

Domestic gray cement volumes for our operations in Poland decreased 6% during the quarter and 7% during the first six months of the year versus the comparable periods of last year. Volumes during the quarter were affected by heavy rains and floods during May and early June. The residential sector showed a positive performance driven by the development of new housing projects. Some infrastructure projects have been delayed as a result of the adverse weather conditions.

Our domestic gray cement volumes as a whole in the region decreased 6% during the quarter and 13% for the first half of the year versus the same periods in 2009.

SOUTH/CENTRAL AMERICA AND THE CARIBBEAN

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	712	728	(2%)	(9%)	360	375	(4%)	(8%)
Operating EBITDA	254	261	(3%)	(10%)	128	128	(0%)	(5%)
Operating EBITDA margin	35.7%	35.9%			35.6%	34.2%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	(2%)	(8%)	(6%)	3%	20%
Price (US)	4%	2%	(2%)	(3%)	(1%)	0%
Price (local currency)	(3%)	(3%)	(9%)	(8%)	(10%)	(5%)

In Colombia, our domestic gray cement volumes increased 6% during the quarter and 12% during the first half of the year versus the comparable periods last year. The main drivers of demand during the quarter continued to be infrastructure and informal housing. We started to see an increase in housing starts resulting from the building of houses pre-sold last year, which benefited from the interest-rate subsidy.

Our domestic gray cement volumes in the region as a whole decreased 2% during the second quarter of 2010 and 1% during the first six months of the year versus the comparable periods of last year.

AFRICA AND THE MIDDLE EAST

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	525	532	(1%)	(4%)	262	267	(2%)	(4%)
Operating EBITDA	172	178	(3%)	(5%)	88	90	(2%)	(2%)
Operating EBITDA margin	32.7%	33.4%			33.8%	33.6%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	0%	(1%)	(8%)	(6%)	12%	10%
Price (US)	5%	4%	(10%)	(10%)	10%	7%
Price (local currency)	5%	4%	(15%)	(13%)	2%	2%

Domestic gray cement volumes for our operations in Egypt increased 3% during the quarter and 4% during the first six months of the year versus the comparable periods of last year. Construction activity during the quarter was driven by continuing activity from the infrastructure sector and, to a lesser extent, from the residential sector, especially from low-and middle-income housing.

Our domestic gray cement volumes in the region as a whole decreased 1% during the quarter and were flat for the first half of the year versus the same periods in 2009.

ASIA

	January - June				Second quarter			
	2010	2009	% Var.	l-t-l % Var. *	2010	2009	% Var.	l-t-l % Var. *
Net sales	266	238	12%	7%	142	121	17%	12%
Operating EBITDA	73	61	19%	14%	40	33	21%	16%
Operating EBITDA margin	27.4%	25.8%			28.3%	27.4%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	22%	23%	(10%)	(15%)	1%	(5%)
Price (US)	5%	6%	5%	7%	18%	18%
Price (local currency)	0%	2%	(0%)	2%	8%	8%

In the Philippines, our domestic gray cement volumes increased 23% during the quarter and 21% during the first half of 2010 compared with the same periods in 2009. Performance from the residential sector, especially from middle income housing, continues to be resilient, supported by growth in remittances from overseas workers. Activity from the infrastructure sector remains positive, although at a slower pace given election-related spending during the first months of the year.

Our domestic gray cement volumes in the region as a whole increased 23% during the quarter and 22% during the first six months versus the comparable periods of last year.

OPERATING EBITDA AND FREE CASH FLOW [1]

	January - June			Second quarter		
	2010	2009	% Var.	2010	2009	% Var.
Operating income	443	678	(35%)	295	383	(23%)
+ Depreciation and operating amortization	736	746		370	378	
Operating EBITDA	1,179	1,425	(17%)	664	762	(13%)
- Net financial expense	542	401		267	203	
- Maintenance capital expenditures	92	87		64	46	
- Change in working capital	376	445		48	126	
- Taxes paid	146	117		97	51	
- Other cash items (net)	7	(69)		1	(49)	
- Free cash flow from discontinued operations	0	(116)		0	(72)	
Free cash flow after maintenance capital expenditures	16	560	(97%)	187	456	(59%)
- Expansion capital expenditures	54	281		26	131	
- Expansion capital expenditures of discontinued operations	0	6		0	2	
Free cash flow	(38)	274	N/A	161	323	(50%)

In millions of U.S dollars.

Free cash flow of US$161 million dollars plus the reduction in the cash balance during the quarter was used to prepay debt in the amount of US$647 million, payment of coupons on the perpetual debentures, financing fees, and other cash expenses.

INFORMATION ON DEBT AND PERPETUAL NOTES

	Second quarter			First quarter
	2010	2009	% Var.	2010
Total debt	16,587	19,098	(13%)	16,472
Short-term	3%	30%		5%
Long-term	97%	70%		95%
Perpetual notes	1,290	3,024	(57%)	2,986
Cash and cash equivalents	748	921	(19%)	1,467
Net debt plus perpetual notes	17,129	21,201	(19%)	17,991
Consolidated funded debt/EBITDA*	7.19	N/A		N/A
Interest coverage*	2.00	N/A		N/A

	Second quarter	
	2010	2009
Currency denomination		
US dollar	67%	61%
Euro	23%	25%
Mexican peso	9%	13%
Other	1%	1%
Interest rate		
Fixed	37%	11%
Variable	63%	89%

In millions of U.S dollars, except percentages.

* Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under our Financing Agreement.

During June 2010, CEMEX concluded an early cash payment of MXN4,077 million in long-term notes ("Certificados Bursátiles de Largo Plazo") following a public tender offer and the exercise of a call option. The notes redeemed represent a partial pre-payment of long-term Certificados Bursatiles issued by CEMEX with maturities through March 2011, which at June 30, 2010, after the early payment amounted to MXN 2,018 million. CEMEX used proceeds from the issuance of the Optional Convertible Subordinated Notes in March 2010 to pay for the redeemed Certificados Bursatiles.

During the second quarter of 2010, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program ("Certificados Bursátiles de Corto Plazo"), which had an outstanding amount of MXN800 million at the end of the quarter.

On May 12, 2010, CEMEX exchanged, at a market discount, US$1,035 million of its U.S. financial obligations, Dollar-denominated 6.196% Perpetual Debentures, U.S. Dollar-denominated 6.640% Perpetual Debentures, U.S. Dollar-denominated 6.722% Perpetual Debentures, and €463 million of its Euro-denominated 6.277% Perpetual Debentures, for a) US$1,068 million of its 9.25% Dollar denominated Notes maturing in May 12, 2020, and €115 million of its 8.875% Euro-denominated Notes maturing in May 12, 2017 (the "New Senior Secured Notes"). The New Senior Secured Notes were issued by our subsidiary CEMEX España, S.A., acting through its Luxembourg branch, are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V., and New Sunward Holding B.V.; the New Senior Secured Notes are also secured by a first-priority security interest over the collateral and all proceeds of the collateral granted in favor of the financial institutions party to our Financing Agreement and in favor of our other secured lenders. As a result of the exchange, CEMEX's overall financial obligations, including our perpetual debentures, were reduced by approximately US$437 million.

EQUITY-RELATED INFORMATION

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	9,599,375,304
CPOs issued due to recapitalization of retained earnings	384,619,296
Less increase (decrease) in the number of CPOs held in subsidiaries	(80,000)
Stock based compensation	501,186
End-of-quarter CPO-equivalent units outstanding	9,984,575,786

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million.

Employee long-term compensation plans

As of June 30, 2010, executives had outstanding options on a total of 94,835,153 CPOs, with a weighted-average strike price of approximately US$1.85 per CPO (equivalent to US$18.53 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2010, our executives held 22,463,185 restricted CPOs, representing 0.2% of our total CPOs outstanding.

DERIVATIVE INSTRUMENTS

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second quarter		First quarter
Notional amounts[1] [2]	2010	2009	2010
Equity [3]	1,647	953	1,651
Estimated aggregate fair market value [1] [2] [4]	(58)	(61)	(41)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under Mexican FRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2010, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net liability of US$16 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *As of June 30, 2009, excludes derivatives for a notional amount of US$3,024 million entered into by financial institutions with certain Special Purpose Entities ("SPEs") created under various series of our perpetual notes. As of July 1, 2009, all these derivatives were closed out as we elected to defer the coupons on the perpetual notes by one day. The SPEs received US$103 million, which is being used to pay coupons on the perpetual notes.*

(2) *Excludes an interest-rate swap related to our long-term energy contracts and a swap over the natural gas price in Mexico. As of June 30, 2010, the notional amount of these derivatives was US$200 million, with a positive fair market value of approximately US$42 million.*

(3) *Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of June 30, 2010, the fair value of such financial guarantee represents a liability of US$89 million net of collateral deposit of US$81 million.*

(4) *Net of cash collateral deposited under open positions. Cash collateral was US$165 million as of June 30, 2010.*

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - June				Second quarter			
	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Net Sales	6,804,324	7,243,479	(6%)	(9%)	3,762,241	3,877,431	(3%)	(2%)
Cost of Sales	(4,856,413)	(5,087,623)	5%		(2,633,978)	(2,681,447)	2%	
Gross Profit	1,947,911	2,155,856	(10%)	(14%)	1,128,263	1,195,984	(6%)	(6%)
Selling, General and Administrative Expenses	(1,505,121)	(1,477,471)	(2%)		(833,755)	(812,506)	(3%)	
Operating Income	442,790	678,385	(35%)	(42%)	294,508	383,478	(23%)	(27%)
Other Expenses, Net	(183,564)	(135,656)	(35%)		(95,752)	(100,472)	5%	
Operating Income After Other Expenses, Net	259,227	542,730	(52%)		198,756	283,005	(30%)	
Financial Expenses	(625,674)	(410,816)	(52%)		(311,020)	(206,220)	(51%)	
Financial Income	17,371	10,966	58%		10,977	4,587	139%	
Exchange Gain (loss), Net	(44,163)	(77,095)	43%		(101,147)	94,167	N/A	
Monetary Position Gain (loss)	6,829	12,712	(46%)		6,878	7,534	(9%)	
Gain (loss) on Financial Instruments	(84,360)	(149,561)	44%		(43,484)	(5,006)	(769%)	
Total Comprehensive Financing (cost) Income	(729,997)	(613,793)	(19%)		(437,796)	(104,939)	(317%)	
Net Income (loss) Before Income Taxes	(470,770)	(71,064)	(562%)		(239,040)	178,066	N/A	
Income Tax	(121,081)	173,187	N/A		(34,906)	(7,846)	(345%)	
Net Income (loss) Before Participation of Uncons. Subs.	(591,851)	102,123	N/A		(273,946)	170,220	N/A	
Participation in Unconsolidated Subsidiaries	(50,321)	(686)	(7237%)		(26,895)	2,551	N/A	
Net Income (loss) from Continuing Operations	(642,172)	101,437	N/A		(300,842)	172,771	N/A	
Discontinued Operations	0	88,222	(100%)		0	19,238	(100%)	
Consolidated Net Income (loss)	(642,172)	189,660	N/A		(300,842)	192,009	N/A	
Non-controlling Interest Net Income (loss)	6,076	8,324	(27%)		5,377	5,449	(1%)	
CONTROLLING INTEREST NET INCOME (LOSS)	(648,248)	181,335	N/A		(306,219)	186,559	N/A	
Operating EBITDA	1,179,231	1,424,628	(17%)	(22%)	664,338	761,584	(13%)	(14%)
Earnings per ADS	(0.65)	0.22	N/A		(0.31)	0.23	N/A	

BALANCE SHEET	As of June 30		
	2010	2009	% Var.
Total Assets	42,837,321	45,450,442	(6%)
Cash and Temporary Investments	747,590	921,164	(19%)
Trade Accounts Receivables	1,043,036	1,372,777	(24%)
Other Receivables	1,268,449	695,801	82%
Inventories	1,344,031	1,423,017	(6%)
Other Current Assets	242,743	259,043	(6%)
Discontinued Operations	-	344,286	N/A
Current Assets	4,645,848	5,016,089	(7%)
Fixed Assets	18,398,670	19,809,195	(7%)
Other Assets	19,792,803	18,584,271	7%
Discontinued Operations	-	2,040,887	N/A
Total Liabilities	25,306,112	28,226,530	(10%)
Current Liabilities	3,994,465	9,199,255	(57%)
Discontinued Operations	-	314,309	N/A
Long-Term Liabilities	16,077,037	13,467,920	19%
Other Liabilities	5,234,610	5,086,871	3%
Discontinued Operations	-	158,174	N/A
Consolidated Stockholders' Equity	17,531,209	17,223,913	2%
Non-controlling Interest and Perpetual Instruments	1,558,184	3,321,372	(53%)
Stockholders' Equity Attributable to Controlling Interest	15,973,025	13,902,541	15%

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - June			Second quarter		
INCOME STATEMENT	2010	2009	% Var.	2010	2009	% Var.
Net Sales	86,687,090	101,263,830	(14%)	47,893,327	51,841,255	(8%)
Cost of Sales	(61,870,705)	(71,124,963)	13%	(33,530,539)	(35,850,952)	6%
Gross Profit	24,816,385	30,138,867	(18%)	14,362,788	15,990,303	(10%)
Selling, General and Administrative Expenses	(19,175,238)	(20,655,043)	7%	(10,613,699)	(10,863,205)	2%
Operating Income	5,641,147	9,483,825	(41%)	3,749,089	5,127,098	(27%)
Other Expenses, Net	(2,338,600)	(1,896,464)	(23%)	(1,218,924)	(1,343,317)	9%
Operating Income After Other Expenses, Net	3,302,547	7,587,361	(56%)	2,530,165	3,783,782	(33%)
Financial Expenses	(7,971,086)	(5,743,203)	(39%)	(3,959,282)	(2,757,165)	(44%)
Financial Income	221,310	153,300	44%	139,739	61,324	128%
Exchange Gain (loss), Net	(562,640)	(1,077,788)	48%	(1,287,596)	1,259,008	N/A
Monetary Position Gain (loss)	87,007	177,720	(51%)	87,551	100,736	(13%)
Gain (loss) on Financial Instruments	(1,074,747)	(2,090,861)	49%	(553,557)	(66,935)	(727%)
Total Comprehensive Financing (cost) Income	(9,300,156)	(8,580,832)	(8%)	(5,573,144)	(1,403,033)	(297%)
Net Income (loss) Before Income Taxes	(5,997,609)	(993,471)	(504%)	(3,042,979)	2,380,749	N/A
Income Tax	(1,542,575)	2,421,154	N/A	(444,357)	(104,908)	(324%)
Net Income (loss) Before Participation of Uncons. Subs.	(7,540,184)	1,427,683	N/A	(3,487,336)	2,275,841	N/A
Participation in Unconsolidated Subsidiaries	(641,091)	(9,588)	(6587%)	(342,378)	34,107	N/A
Net Income (loss) from Continuing Operations	(8,181,275)	1,418,095	N/A	(3,829,714)	2,309,948	N/A
Discontinued Operations	0	1,233,345	(100%)	1	257,209	(100%)
Consolidated Net Income (loss)	(8,181,275)	2,651,440	N/A	(3,829,713)	2,567,157	N/A
Non-controlling interest Net Income (loss)	77,404	116,373	(33%)	68,450	72,858	(6%)
CONTROLLING INTEREST NET INCOME (LOSS)	(8,258,679)	2,535,067	N/A	(3,898,163)	2,494,299	N/A
Operating EBITDA	15,023,400	19,916,297	(25%)	8,457,017	10,182,372	(17%)
Earnings per ADS	(8.28)	2.95	N/A	(3.91)	3.04	N/A

	As of June 30		
BALANCE SHEET	2010	2009	% Var.
Total Assets	554,314,932	599,036,831	(7%)
Cash and Temporary Investments	9,673,809	12,140,947	(20%)
Trade Accounts Receivables	13,496,883	18,093,206	(25%)
Other Receivables	16,413,724	9,170,660	79%
Inventories	17,391,768	18,755,359	(7%)
Other Current Assets	3,141,089	3,414,191	(8%)
Discontinued Operations	-	4,537,694	N/A
Current Assets	60,117,272	66,112,057	(9%)
Fixed Assets	238,078,793	261,085,191	(9%)
Other Assets	256,118,867	244,940,693	5%
Discontinued Operations	-	26,898,891	N/A
Total Liabilities	327,461,090	372,025,659	(12%)
Current Liabilities	51,688,379	121,246,185	(57%)
Discontinued Operations	-	4,142,599	N/A
Long-Term Liabilities	208,036,858	177,507,188	17%
Other Liabilities	67,735,853	67,044,957	1%
Discontinued Operations	-	2,084,731	N/A
Consolidated Stockholders' Equity	226,853,842	227,011,171	(0%)
Non-controlling Interest and Perpetual Instruments	20,162,899	43,775,682	(54%)
Stockholders' Equity Attributable to Controlling Interest	206,690,943	183,235,489	13%

Operating Summary per Country

In thousands of U.S. dollars

NET SALES	January - June 2010	January - June 2009	% Var.	like-to-like % Var. *	Second quarter 2010	Second quarter 2009	% Var.	like-to-like % Var. *
Mexico	1,664,757	1,624,125	3%	(6%)	923,317	852,809	8%	3%
U.S.A.	1,235,698	1,472,120	(16%)	(16%)	683,913	745,886	(8%)	(8%)
Europe	2,273,510	2,521,898	(10%)	(10%)	1,310,986	1,464,165	(10%)	(4%)
South / Central America and Caribbean	712,036	728,106	(2%)	(9%)	359,549	375,277	(4%)	(8%)
Africa and Middle East	525,141	532,346	(1%)	(4%)	261,570	267,277	(2%)	(4%)
Asia	266,098	237,822	12%	7%	141,647	121,101	17%	12%
Others and intercompany eliminations	*127,083*	*127,062*	*0%*	*0%*	*81,258*	*50,916*	*60%*	*60%*
TOTAL	6,804,324	7,243,479	(6%)	(9%)	3,762,241	3,877,431	(3%)	(2%)

GROSS PROFIT	January - June 2010	January - June 2009	% Var.	like-to-like % Var. *	Second quarter 2010	Second quarter 2009	% Var.	like-to-like % Var. *
Mexico	807,494	800,388	1%	(8%)	444,203	428,690	4%	(1%)
U.S.A.	(14,956)	145,536	N/A	N/A	12,916	100,695	(87%)	(87%)
Europe	532,302	613,032	(13%)	(13%)	385,157	415,492	(7%)	(1%)
South / Central America and Caribbean	317,836	303,858	5%	(4%)	159,502	152,375	5%	(1%)
Africa and Middle East	190,975	198,348	(4%)	(5%)	97,529	99,123	(2%)	(2%)
Asia	97,757	82,928	18%	13%	53,363	44,316	20%	15%
Others and intercompany eliminations	*16,503*	*11,767*	*40%*	*40%*	*(24,407)*	*(44,708)*	*45%*	*45%*
TOTAL	1,947,911	2,155,856	(10%)	(14%)	1,128,263	1,195,984	(6%)	(6%)

OPERATING INCOME	January - June 2010	January - June 2009	% Var.	like-to-like % Var. *	Second quarter 2010	Second quarter 2009	% Var.	like-to-like % Var. *
Mexico	505,264	544,661	(7%)	(15%)	284,301	290,957	(2%)	(7%)
U.S.A.	(325,104)	(218,733)	(49%)	(49%)	(144,359)	(89,204)	(62%)	(62%)
Europe	3,028	71,548	(96%)	(94%)	78,383	120,806	(35%)	(30%)
South / Central America and Caribbean	211,117	208,134	1%	(7%)	106,351	102,483	4%	(2%)
Africa and Middle East	147,632	155,086	(5%)	(6%)	76,870	78,530	(2%)	(2%)
Asia	62,554	51,141	22%	17%	34,802	27,999	24%	19%
Others and intercompany eliminations	*(161,701)*	*(133,451)*	*(21%)*	*(12%)*	*(141,840)*	*(148,093)*	*4%*	*5%*
TOTAL	442,790	678,385	(35%)	(42%)	294,508	383,478	(23%)	(27%)

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of net sales

	January - June				Second quarter			
OPERATING EBITDA	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Mexico	579,195	612,690	(5%)	(14%)	321,267	326,318	(2%)	(6%)
U.S.A.	(6,813)	102,178	N/A	N/A	16,565	69,910	(76%)	(76%)
Europe	163,346	240,516	(32%)	(32%)	157,959	203,555	(22%)	(16%)
South / Central America and Caribbean	254,321	261,274	(3%)	(10%)	128,028	128,273	(0%)	(5%)
Africa and Middle East	171,787	177,896	(3%)	(5%)	88,313	89,713	(2%)	(2%)
Asia	73,018	61,388	19%	14%	40,057	33,166	21%	16%
Others and intercompany eliminations	*(55,625)*	*(31,314)*	*(78%)*	*(40%)*	*(87,852)*	*(89,350)*	*2%*	*3%*
TOTAL	1,179,231	1,424,628	(17%)	(22%)	664,338	761,584	(13%)	(14%)

OPERATING EBITDA MARGIN	January - June 2010	January - June 2009	Second quarter 2010	Second quarter 2009
Mexico	34.8%	37.7%	34.8%	38.3%
U.S.A.	(0.6%)	6.9%	2.4%	9.4%
Europe	7.2%	9.5%	12.0%	13.9%
South / Central America and Caribbean	35.7%	35.9%	35.6%	34.2%
Africa and Middle East	32.7%	33.4%	33.8%	33.6%
Asia	27.4%	25.8%	28.3%	27.4%
CONSOLIDATED MARGIN	17.3%	19.7%	17.7%	19.6%

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - June			Second quarter		
	2010	2009	% Var.	2010	2009	% Var.
Consolidated cement volume *	32,368	32,768	(1%)	17,923	17,381	3%
Consolidated ready-mix volume	24,287	27,073	(10%)	13,530	14,226	(5%)
Consolidated aggregates volume	75,592	82,550	(8%)	43,090	45,104	(4%)

Per-country volume summary

	January - June	Second quarter	Second quarter 2010 Vs.
DOMESTIC GRAY CEMENT VOLUME	2010 Vs. 2009	2010 Vs. 2009	First quarter 2010
Mexico	(8%)	(5%)	13%
U.S.A.	(1%)	8%	31%
Europe	(13%)	(6%)	64%
South / Central America and Caribbean	(1%)	(2%)	1%
Africa and Middle East	0%	(1%)	1%
Asia	22%	23%	6%
READY-MIX VOLUME			
Mexico	(16%)	(10%)	11%
U.S.A.	(6%)	3%	16%
Europe	(10%)	(4%)	51%
South / Central America and Caribbean	(8%)	(6%)	1%
Africa and Middle East	(8%)	(6%)	4%
Asia	(10%)	(15%)	21%
AGGREGATES VOLUME			
Mexico	(13%)	(12%)	14%
U.S.A.	(6%)	(2%)	17%
Europe	(9%)	(4%)	58%
South / Central America and Caribbean	3%	20%	20%
Africa and Middle East	12%	10%	2%
Asia	1%	(5%)	16%

* The accumulated figures include 443,000 tons and 250,000 tons from United Arab Emirates in 2009 and 2010, respectively; and the quarterly figures include 209,000 tons and 122,000 tons from United Arab Emirates in 2009 and 2010, respectively.

Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2010 Vs. 2009	Second quarter 2010 Vs. 2009	Second quarter 2010 Vs. First quarter 2010
Mexico	9%	5%	1%
U.S.A.	(8%)	(7%)	(2%)
Europe (*)	(5%)	(11%)	(11%)
South / Central America and Caribbean (*)	4%	2%	(0%)
Africa and Middle East (*)	5%	4%	(2%)
Asia (*)	5%	6%	3%

READY-MIX PRICE	January - June 2010 Vs. 2009	Second quarter 2010 Vs. 2009	Second quarter 2010 Vs. First quarter 2010
Mexico	11%	8%	3%
U.S.A.	(14%)	(13%)	(2%)
Europe (*)	(5%)	(10%)	(11%)
South / Central America and Caribbean (*)	(2%)	(3%)	(1%)
Africa and Middle East (*)	(10%)	(10%)	(3%)
Asia (*)	5%	7%	3%

AGGREGATES PRICE	January - June 2010 Vs. 2009	Second quarter 2010 Vs. 2009	Second quarter 2010 Vs. First quarter 2010
Mexico	22%	19%	2%
U.S.A.	(4%)	(1%)	0%
Europe (*)	(1%)	(7%)	(13%)
South / Central America and Caribbean (*)	(1%)	0%	2%
Africa and Middle East (*)	10%	7%	(3%)
Asia (*)	18%	18%	1%

(*) Volume weighted-average price.

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2010 Vs. 2009	Second quarter 2010 Vs. 2009	Second quarter 2010 Vs. First quarter 2010
Mexico	(1%)	0%	1%
U.S.A.	(8%)	(7%)	(2%)
Europe (*)	(5%)	(5%)	(4%)
South / Central America and Caribbean (*)	(3%)	(3%)	(0%)
Africa and Middle East (*)	5%	4%	1%
Asia (*)	0%	2%	2%

READY-MIX PRICE	January - June 2010 Vs. 2009	Second quarter 2010 Vs. 2009	Second quarter 2010 Vs. First quarter 2010
Mexico	1%	3%	3%
U.S.A.	(14%)	(13%)	(2%)
Europe (*)	(2%)	(2%)	(4%)
South / Central America and Caribbean (*)	(9%)	(8%)	(1%)
Africa and Middle East (*)	(15%)	(13%)	(2%)
Asia (*)	(0%)	2%	1%

AGGREGATES PRICE	January - June 2010 Vs. 2009	Second quarter 2010 Vs. 2009	Second quarter 2010 Vs. First quarter 2010
Mexico	12%	14%	3%
U.S.A.	(4%)	(1%)	0%
Europe (*)	2%	1%	(6%)
South / Central America and Caribbean (*)	(10%)	(5%)	3%
Africa and Middle East (*)	2%	2%	(1%)
Asia (*)	8%	8%	(3%)

(*) Volume weighted-average price.

CEMEX announces participation in a cement plant project in Peru

On April 8, 2010, CEMEX confirmed that the investment company Blue Rock Cement Holdings, S.A. (Blue Rock), invested in a cement project in Peru. CEMEX, which agreed to participate as a minority investor in Blue Rock, will assist in the development, building, and operation of the plant.

Blue Rock's project consists of the construction of a new cement plant with an initial production capacity of 1 million metric tons per year. The plant is expected to be completed in early 2013 with a total investment of around US$230 million. The construction industry in Peru has seen sustained annual growth of over 10% in the past years, which makes Peru an attractive market.

CEMEX announces expiration of the exchange offers for its perpetual securities

On May 10, 2010, CEMEX announced the results of its four separate private offers to exchange CEMEX's currently outstanding perpetual debentures for new senior secured notes to be denominated in Dollars and Euros (the "New Senior Secured Notes"). The settlement date for the New Senior Secured Notes was May 12, 2010.

The Exchange Offers expired at 11:59 p.m., New York City time on May 7, 2010 (the "Revised Expiration Date"). As of the Revised Expiration Date, the following amounts had been properly tendered and not withdrawn.

1. U.S.$203,098,000 in aggregate principal amount (or 58.03%) of outstanding U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures.
2. U.S.$381,118,000 in aggregate principal amount (or 50.82%) of outstanding U.S. dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures.
3. U.S.$451,057,000 in aggregate principal amount (or 50.12%) of outstanding U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures.
4. €463,948,000 in aggregate principal amount (or 63.55%) of outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures.

The tendered perpetual debentures were exchanged for (1) US$1,067,665,000 New Senior Secured Notes denominated in Dollars, maturing on May 12, 2020 with a coupon of 9.25%, and callable commencing on the fifth anniversary of their initial issuance and (2) €115,346,000 New Senior Secured Notes denominated in Euros, maturing on May 12, 2017 with a coupon of 8.875%, and callable commencing on the fourth anniversary of their original issuance. Interest on the New Dollar Senior Secured Notes and on the New Euro Senior Secured Notes will be payable semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2010 through their final maturity.

As a result of the Exchange Offers, CEMEX's overall financial obligations (including the perpetual debentures) were reduced by approximately US$437 million (calculated by using the representative Euro/Dollar exchange rate published by the European Central Bank on April 1, 2010, of 1.3468).

CEMEX announces early cash payment of "Certificados Bursatiles"

On June 2, 2010, CEMEX announced the early payment of MX$2,641,890,675.23 in "Certificados Bursatiles" following the public cash tender offer (the "Offer") to redeem outstanding Certificados Bursátiles. The Offer received approval from the Comisión Nacional Bancaria y de Valores (the "CNBV", or the Mexican securities authority.) CEMEX partially redeemed the following series of Certificados Bursátiles as a result of the Offer:

a. Series with ticker CEMEX 08 and maturity on November 5, 2010 was partially redeemed by a nominal amount of MX$483,004,100.00.
b. Series with ticker CEMEX 07U and maturity on November 26, 2010 was partially redeemed by a nominal amount of MX$627,983,775.23.
c. Series with ticker CMX0002 06 and maturity on March 10, 2011 was partially redeemed by a nominal amount of MX$75,000,000.00.
d. Series with ticker CEMEX 06 maturity on March 10, 2011 was partially redeemed by a nominal amount of MX$1,455,902,800.00.

The Offer period was from May 6, 2010 to June 2, 2010. The series of Certificados Bursátiles included in the Offer represent all long term Certificados Bursátiles issued by CEMEX that were scheduled to mature on or before March 10, 2011. As a result of the Offer CEMEX partially prepaid the Certificados Bursátiles mentioned above.

CEMEX prepaid the Certificados Bursátiles validly tendered at the price determined by the Company in accordance with the provisions of the Prospectus.

CEMEX prepaid the Certificados Bursátiles with proceeds from the issuance of the optional convertible subordinated notes on March 30, 2010. The settlement date was June 4, 2010.

Sale of our Australian assets

In connection with the aforementioned sale of our Australian assets on October 1, 2009, our balance sheet as of June 30, 2009, includes the assets and liabilities associated to our Australian operations reclassified to the single lines items "Assets from discontinued operations" and "Liabilities from discontinued operations, respectively. Likewise, our income statements for the six-month periods ended June 30, 2009, presented elsewhere in this quarterly report, include the reclassification line-by-line of CEMEX Australia's results of operations, net of income tax, for the six-month period to a single line item "Discontinued operations" before net income. According to MFRS, during the fourth quarter of 2009, "Discontinued operations" includes the result on the sale of our Australian assets representing a loss, net of income tax, of approximately US$446 million. This loss represents the difference between the selling price of approximately US$1.7 billion and the carrying amount of the net assets, including foreign currency translation effects accrued in equity.

Selected condensed financial information of balance sheet as of June 30, 2009 and of income statement for CEMEX Australia for the nine-month period ended September 30, 2009 and the six-month period ended June 30, 2009, is as follows:

Millions of pesos	September 30, 2009	June 30, 2009
Net sales	MXN 13,015	MXN 8,127
Operating income	MXN 1,198	MXN 771
Total assets		MXN 31,441
Total liabilities		MXN 6,212
Net total assets		MXN 25,229

Mexican Tax Reform 2010

During November 2009 the Mexican Congress approved a new tax law which was enacted and published in the Daily Gazette on December 7, 2009 and effective as of January 1, 2010. The tax reform includes changes to the tax consolidation regime that will require CEMEX to determine its taxable income under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) as though the tax consolidation provisions did not exist from 1999 forward. These changes also require that companies pay taxes on intercompany dividends (specifically, dividends paid from profits not taxed in the past), certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period (regarding losses from the sale of shares, losses incurred through 2001 were not required to be amortized against earnings nor were they to be reversed in regards with their effects on the consolidation; losses incurred after 2001 and through 2007 could be amortized within a five year period, and those for 2008 and forward within ten years, provided that if it was not done, their effects on the amortization would be reversed). This tax reform increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. These changes to the tax law require that in 2010 CEMEX will be required to pay (at the new, 30% tax rate) 25% of the tax that results from eliminating the tax consolidation effects for the period from 1999 to 2004. The remaining 75% is payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. With respect to the consolidation effects originating after 2004, these are required to be taken into account during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of this change to the tax law will be increased by inflation adjustments as required by the Mexican Income Tax Law.

Pursuant to the changes in the Mexican Tax Law dealing with tax consolidation, CEMEX estimates that the nominal value of the tax payments that will be payable in connection with such changes will be as shown in the table below and totaling approximately US$799 million. According to Mexican FRS, this amount was recognized by CEMEX as a tax payable on its balance sheet, against a corresponding deferred tax asset for approximately US$628 million for future tax benefits that CEMEX is expected to realize in connection with the payment of this new tax liability, and approximately US$171 million against retained earnings from previous years. The realization of this tax asset will be subject to future earnings paid in the companies that have generated tax losses in the past within the Mexico consolidated tax group as well as other limitations that currently exist, or in the future may exist, in the Mexican tax law.

Tax Liability Amortization Schedule:

US$ Millions

2010	US$30
2011	US$44
2012	US$54
2013	US$54
2014	US$98
2015	US$156
2016	US$136
2017	US$100
2018	US$79
2019	US$48
TOTAL	US$799

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of June 30, 2010 and 2009, presented elsewhere in this quarterly report, include within "Other assets" our net investment in our confiscated Venezuelan assets as of the same dates.

Our net investment in our Venezuelan assets as of June 30, 2010 and 2009 is as follows:

Millions of pesos	June 30, 2010	June 30, 2009
Net total assets	MXN7,186	MXN6,327

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards ("Mexican FRS"), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for second quarter 2010 and second quarter 2009 are 12.73 and 13.37 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico as of June 30, 2010, and June 30, 2009, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2010 and 2009, provided below.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, Spain, Sweden and the United Kingdom.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar and clinker to domestic gray cement, except where indicated.

Definition of terms

Operating EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other businesses in existing markets.

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards. Includes the fair value of cross-currency swaps associated with debt.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 998.4 million for second quarter 2010, 998.3 million for year-to-date 2010, 810.1 million for second quarter 2009, and 810.5 million for year-to-date 2009.

According to the Mexican NIF B-14 Earnings per share, the weighted average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of share dividends. The shares issued as a result of share dividends should be considered as issued at the beginning of the period.

Exchange rate	January - June		Second quarter	
	2010 Average	2009 Average	2010 Average	2009 Average
Mexican peso	12.74	13.98	12.73	13.37
Euro	0.7507	0.7490	0.7702	0.7280
British pound	0.6561	0.6678	0.6676	0.6373

Amounts provided in units of local currency per U.S. dollar.